

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via Email
Yi He
Chief Executive Officer
Forlink Software Corporation, Inc.
Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31
Haidian District, Beijing, China, 100081

> **Re:** **Forlink Software Corporation, Inc.**
> **Schedule 13E-3**
> **File No. 005-62303**
> **Preliminary Proxy Statement on Schedule 14C**
> **File No. 000-18731**
> **Filed May 24, 2013**

Dear Mr. He:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via Email
        Elizabeth Fei Chen, Esq.
        Pryor Cashman LLP